Exhibit 99.3

News Release

(For Immediate Dissemination)

Poly-Pacific Reports Significant Nylon Deposit in McAdoo

EDMONTON, ALBERTA, March 11, 2008 (CCNMatthews via COMTEX News Network) - -  Poly-Pacific  International  Inc.  ("Poly-Pacific"  or  the  "Company")  (TSX  VENTURE:  PMB)  (OTCBB:  PLYPF)  (BERLIN:  A0LGDN)  (FRANKFURT:  POZ)  is  pleased  to  announce  the  results  of  the  borehole  investigations  completed  February  13,  2008  at  the  McAdoo’s  Lane  Landfill Site in Kingston, Ontario.

Mr.  Kevin  Shipley,  M.A.Sc,  P.Eng,  from  XCG  Consultants  Ltd.,  an  engineering  firm  from  Kingston,  Ontario,  which  supervised  the  drilling  investigations  reports,  “XCG  conducted  borehole  investigations  at  the  Kingston  West  Landfill  (“McAdoo”)  from  February  11  to  13,  2008. The drilling operations focused on areas where the initial testpit operations were not able  to reach the bottom of the landfill (i.e., the top of the bedrock), and in areas where individuals  familiar with the site indicated the nylon was buried.”

“Eight  boreholes  were  advanced  in  the  north  and  central  areas  of  the  landfill,  based  on  information provided by one individual who had been involved in the hauling of the waste nylon  to the site in the 1970’s. Nylon was encountered in six of the eight boreholes.”

Of  the  six  boreholes  that  encountered  nylon,  four  encountered  nylon  at  1.5  metres  below  the  surface, reaching depths of 10 metres. The remaining boreholes encountered nylon at 4.5  and 7.5  meters respectively. The area where the six boreholes that encountered the nylon were drilled  spans 120 metres (390 feet).

Mr. Shipley reports, “At this stage, it can be concluded, based on the drilling observations, that a  significant deposit of waste nylon is present in the central area of the landfill.”

“I am extremely pleased with the results of our drilling program,” stated Mr. Rick Gliege, head  of Operations with Poly-Pacific. “To have encountered nylon so near the surface and continue to  depths of over ten metres has exceeded our expectations.”

XCG  is  currently  in  the  process  of  determining  estimated  volumes  of  buried  nylon  in  the  McAdoo Landfill. Additional details and results will be announced in upcoming news releases.  For more information on the drilling program, please visit our website at   www.poly-pacific.com.

Poly-Pacific  is  an  innovator  in  eco-friendly  solutions  to  Industrial  Waste  by-products.  The  company  is  actively  pursuing  the  reclamation  of  industrial  polymer  fibre  throughout   North  American landfill sites.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management’s current expectations and  beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not  assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-  Pacific by telephone at (778) 786-1230 or at   info@polypacific.ca.